SPELZON CORP.

Bjorksundsslingan 29 nb, Stockholm, Sweden 12431

January 8, 2015

Mrs. Maryse Mills-Apenteng

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Reference: Spelzon Corp.

Registration Statement on Form S-1

Filed on: August 25, 2014

File No. 333-198338

Dear Mrs. Mills-Apenteng,

We received your letter dated December 15, 2014, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 3 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on August 25, 2014:

1.

Please update the table of contents to accurately reflect the page numbers in your amended registration statement.

We have revised to update the table contents to accurately reflect the page numbers.

2.

Please explain how your statement that “offering proceeds will be held within the U.S.” is consistent with your response to prior comment 3 indicating that you will “use electronic bank wires or company checks to pay for non-U.S. based expenses.” In addition, please clarify who will authorize and sign electronic bank wires and company checks from your U.S. accounts. For example, please clarify whether Mr. Parrik will be the sole signatory on the U.S. accounts or whether you have a U.S.-based agent with access to your U.S. accounts who is authorized to sign checks on your behalf.

Our bank account is located in the U.S. However, the company checks are in our director’s possession, in Sweden. Also, our director has internet access to the bank account which allows him to make transfers to any account, within or outside the U.S. As of now, Mr. Parrik is the sole signatory on the U.S account and every check made to U.S. or non-U.S. based expenses will be mailed from Sweden, or use bank wire transfers.

3.

We note your response to prior comment 4 regarding your software developer’s oral agreement to provide a “simple conversion” from the Android platform to the IOS platform. Please revise to explain what you mean by “simple conversion” and describe the steps necessary to convert your code from the Android platform to the IOS platform and the anticipated timeline for effecting the conversion. In addition, please include a discussion of the risks involved with this process and with your reliance on a verbal agreement in this regard. For example, it is unclear whether your agreement includes sufficient testing to ensure the IOS application will operate without significant errors and whether such testing is included in your agreement filed as Exhibit 10.1.

We have revised to explain “simple conversion” with: “To make it easier, the game was developed using Java language for multiple platforms in open source Codename One, which requires minimal programming to add different platforms. For more information regarding the tool our developer is using to program in both platforms, please refer to the following link:  www.codenameone.com .”

Also, to discuss the risk involved with this process, we have added to following two risk factors. Please note that we have included in our agreement a section for “support period” that includes “testing and bug fixes”: According to section 6 (support period) of our agreement, it is mentioned that the support period “shall refer to any bugs or issues relating to the features specified in ….”.

“IF WE ARE UNABLE TO COMPLETE THE DEVELOPMENT OF OUR ONLINE GAME WE WILL NOT BE ABLE TO GENERATE REVENUES AND YOU WILL LOSE YOUR INVESTMENT.

We have not completed development of our game and we have no revenues from the sale or use of our game. The success of our proposed business will depend on the completion and the acceptance of our game by the general public. Achieving such acceptance will require significant marketing investment. Our game, once developed and tested, may not be accepted by our players at sufficient levels to support our operations and build our business. If our game is not accepted at sufficient levels, our business will fail.

WE WILL BE DEPENDENT ON THIRD PARTIES TO DEVELOP OUR MOBILE GAME. ANY INCREASE IN THE AMOUNTS WE HAVE TO PAY TO HAVE OUR GAME DEVELOPED OR ANY DELAY OR INTERRUPTION IN PRODUCTION WOULD NEGATIVELY AFFECT BOTH OUR ABILITY TO MAKE A TIMELY INTRODUCTION, GENERATE REVENUES AND OUR RESULTS OF OPERATIONS.

We are planning to use third parties to develop our game. We will have less control over third parties because we cannot control their personnel, schedule or resources. It will be more difficult to detect design faults and software errors. Any such fault or error could cause delays in delivering our product or require design modifications delays or defects would likely have a more detrimental impact on our business than if we were a more established company.

Any of these factors could cause a game not to meet our quality standards or expectations, or not to be completed on time or at all. If this happens, we could lose anticipated revenues or our entire investment in our game.

4.

We note that the introductory paragraph of the report states that the balance sheet from March 7, 2014 (inception) to July 31, 2014 was audited. However, the balance sheet should present the balances as of a certain date (i.e., July 31, 2014). Please file a revised audit report where the first sentence of the introductory paragraph states, if true, that “We have audited the accompanying balance sheet of Spelzon Corp. (a Nevada corporation) as of July 31, 2014, and related consolidated statements of operations, stockholders’ equity, and cash flows from March 7, 2014 (inception) to July 31, 2014.” Similar concerns apply to the opinion paragraph. Please file a revised audit opinion where the first sentence of the opinion paragraph states, if true, that “In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company as of July 31, 2014, and the results of operations and cash flows of the company from March 7, 2014 (inception) to July 31, 2014.” Refer to Rule 3-01(a) of Regulation S-X.

We have filed a revised report where the first sentence of the introductory paragraph states that “We have audited the accompanying balance sheet of Spelzon Corp. (a Nevada corporation) as of July 31, 2014, and related consolidated statements of operations, stockholders’ equity, and cash flows from March 7, 2014 (inception) to July 31, 2014.”

We have also stated in the opinion paragraph that “In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company as of July 31, 2014, and the results of operations and cash flows of the company from March 7, 2014 (inception) to July 31, 2014.”

5.

The balance sheet should present the balances as of a certain date (i.e., July 31, 2014). Please replace the heading, “From Inception (March 7, 2014) through July 31, 2014” with “July 31, 2014” accordingly. Refer to Rule 3-01(a) of Regulation S-X.

We have revised the balance sheet to delete: “From Inception (March 7, 2014) through” and keep only: “July 31, 2014”.

6.

Please file a revised report where the first sentence of the introductory paragraph states, if true, that “We have reviewed the accompanying balance sheet of Spelzon Corp. (a Nevada corporation) as of October 31, 2014, and related consolidated statements of operations and cash flows for the 3 month period then ended and from March 7, 2014 (inception) to October 31, 2014.”

We have filed a revised report where the first sentence of the introductory paragraph states: “We have reviewed the accompanying balance sheet of Spelzon Corp. (a Nevada corporation) as of October 31, 2014, and related consolidated statements of operations and cash flows for the 3 month period then ended and from March 7, 2014 (inception) to October 31, 2014”.

7.

Please replace the heading, “From Inception (March 7, 2014) through July 31, 2014” with “July 31, 2014.”

We have deleted “From Inception (March 7, 2014) through July 31, 2014” and kept only “July 31, 2014.”

8.

Please revise the signature block to conform to the signature requirements of Form S-1. Note that the registration statement must be signed on behalf of the registrant and separately its principal officer or officers in the capacities indicated in the Form.

We have replaced the signature block by the following:

Signature

Title

Date

/s/    Arthur Parrik

Arthur Parrik

President

December 19, 2014

/s/    Arthur Parrik

Arthur Parrik

Director

December 19, 2014

/s/    Arthur Parrik

Arthur Parrik

Principal Executive Officer

December 19, 2014

/s/    Arthur Parrik

Arthur Parrik

Principal Financial Officer

December 19, 2014

/s/    Arthur Parrik

Arthur Parrik

Principal Accounting Officer

December 19, 2014

/s/    Arthur Parrik

Arthur Parrik

Secretary/Treasurer

December 19, 2014

9.

We note that the consent from your auditor refers to the company’s quarterly report on Form 10-Q. Please remove this reference.

We have revised not to have any reference to Form 10-Q anymore in our Exhibits

10.

The consent from your auditor related to the use of its review report on your financial statements as of and for the period ended October 31, 2014 should be filed as Exhibit 15. Please revise accordingly. Refer to Item 601(b)(15) of Regulation S-K.

We have revised to include a filed Exhibit 15.1

11.

Please provide a currently dated consent from your auditor related to its use of the audit report on the financial statements as of and for the period ended July 31, 2014, and file as Exhibit 23. Refer to Item 601(b)(23) of Regulation S-K.

We have revised to include a currently dated audit report filled as Exhibit 23.1

This letter responds to all comments contained in your letter dated December 15, 2014.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via email at:

Arthur Parrik

spelzoncorp@gmail.com

1-702-751-8467

Thank you.

Sincerely,

/S/ Arthur Parrik

Arthur Parrik, President